UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): 12/31/25

CWS Investments, Inc.

(exact name of issuer as specified in its charter)

Virginia

(state of incorporation)

EIN - 880822121

5242 Port Royal Rd #1785

North Springfield, VA 22151

703-988-2054

Class A Preferred Stock

Item 7. Departure of Certain Officers

Effective January 30, 2026, Lauren Wells resigned from her position as the Chief Strategy Officer and Board Secretary of CWS Investments Inc. (the “Company”).

Item 9. Other Events

Board Member Appointee

On December 18, 2025, the board voted to appoint Delaney Hoyle, the Company’s Vice President of Operations, to Board Secretary effective January 30, 2026.

Termination of Offering

Effective December 31, 2025, the Company is closing the class of shares qualified on July 13, 2022 (Series A, Class A Preferred Stock). The Company will no longer offer for sale the Series A, Class A Preferred Stock. The Company has submitted a new Regulation A+ offering pending qualification in which the Company seeks to offer Series B Bonds. The qualification of the Series B Bonds remains pending.

Change in Transfer Agent

Effective December 31, 2025, Computershare Trust Company, NA “Computershare” will take over transfer agent duties from Securities Transfer Corporation (“STC”), pursuant to a Transfer Agency & Service Agreement dated April 17, 2023. The scope of work to be provided by Computershare is expected to be similar to the scope provided by STC. A copy of the Customer Agreement is attached hereto as Exhibit 9.1.

EXHIBITS

9.1	Transfer Agency and Service Agreement between CWS Investments Inc and Computershare Trust Company, dated December 31, 2025.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CWS Investments, Inc.

By:	/s/ Christopher W. Seveney
	Name:	Christopher W. Seveney
	Title:	Chief Executive Officer

	Date:	01/06/2026

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated July 13, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 13, 2022 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.